                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                   CHARTER COMMUNICATIONS INTERNATIONAL, INC.
                                (Name of Issuer)

                        COMMON STOCK, $.00001 PAR VALUE
                        (Title of Class of Securities)

                                  161174-10-7
                                (CUSIP number)



                                WILLIAM C. COMEE
                           11200 WESTHEIMER, SUITE 610
                              HOUSTON, TEXAS 77042
                          (Name, Address and Telephone
                         Number of Person Authorized to
                       Receive Notices and Communications)


                                JANUARY 2, 1997
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)



                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO.  161174-10-7                                         PAGE 2 OF 6 PAGES
          -------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WILLIAM C. COMEE
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                       (b) / /
--------------------------------------------------------------------------------

3 SEC USE ONLY

--------------------------------------------------------------------------------

4 SOURCE OF FUNDS*

  PF
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(D) OR 2(E)   / /

--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

  NUMBER OF             7 SOLE VOTING POWER
   SHARES                 1,471,982
BENEFICIALLY           ---------------------------------------------------------
  OWNED BY              8 SHARED VOTING POWER
   EACH                ---------------------------------------------------------
 REPORTING              9 SOLE DISPOSITIVE POWER
  PERSON                  1,471,982
   WITH                ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,471,982
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.2%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages

SEC 1746 (9-88) 2 OF 7

Item 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, $.00001 par value (the "Common Stock"), of Charter Communications International, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 17100 El Camino Real, Suite 100, Houston, Texas 77058.


ITEM 2.  IDENTITY AND BACKGROUND.

     William C. Comee is a citizen of the United States of America. His address is 11200 Westheimer, Suite 610, Houston, Texas 77042. Mr. Comee is a director and officer of the Company.

     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 258,856 shares of Common Stock the acquisition of which is reported herein were purchased pursuant to an agreement between the Reporting Person and the selling stockholder entered into in November 1994 (the "Agreement"). The Agreement was originally for the purchase of 50 shares of common stock of Charter Communicaciones Internacionales Grupo, S.A. ("Charter Panama") for $58,500, pursuant to which the Reporting Person executed a promissory note and paid periodic installments with interest. Subsequently, through merger, Charter Panama was acquired by the Company and the 50 shares of Charter Panama common stock represented 258,856 shares of Common Stock of the Company. The shares of Common Stock of the Company were transferred to the Reporting Person on January 2, 1997. The purchase reported herein was the Reporting Person's first since the Company registered its Common Stock on Form 8-A pursuant to Section 12(g) of the Securities Exchange Act of 1934.



                               Page 3 of 6 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person was a director of the Company until February 28, 1997, when he resigned. The Reporting Person continues to be employed by the Company in a management capacity. The purpose of the purchase by the Reporting Person reported herein was investment. Except as otherwise set forth in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or which would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the business or corporate structure of the Company;

          (g) Changes in the charter, bylaws or instruments corresponding thereto of the Company or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

     The Reporting Person may change the purpose of his investment and may develop plans or proposals relating to the foregoing in the future.



                               Page 4 of 6 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     As of the date hereof, the Reporting Person owns 1,471,982 shares of Common Stock, representing approximately 5.2% of the issued and outstanding Common Stock of the Company. The Reporting Person has the sole power to vote and dispose of all of the Common Stock owned by him. The Reporting Person has not effected any transactions in Common Stock during the past 60 days other than that reported herein.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.










                               Page 5 of 6 Pages

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        /s/ William C. Comee
                                        -----------------------------
                                        William C. Comee










                               Page 6 of 6 Pages